SETTLEMENT AGREEMENT

This SETTLEMENT AGREEMENT is entered into this 6th day of October, 2021, in Chicago, Illinois, by and among the following: HANOVER HOFFMAN ESTATES, LLC an Delaware limited liability company ("HHE"), and WELLNESS CENTER USA, INC., a Nevada corporation ("WELLNESS")(HHE and WELLNESS shall be referred to hereinafter collectively as the "Parties" and individually as a "Party").

RECITALS

Whereas, HHE filed a two-count Verified Complaint against WELLNESS and certain individual directors (individually), currently pending in the Circuit Court of Cook County, Illinois, County Department, Law Division entitled ***Hanover Hoffman Estates, LLC v. Wellness Center USA, Inc., et al.***, Case No. 2020 L 06092 (the "**Litigation**"), asserting one Count against WELLNESS for Breach of Contract relating to a commercial lease entered into by the Parties on May 26, 2016.

Whereas, on October 5, 2021, the Court enter judgment against WELLNESS on Count I of the Verified Complaint in the amount of $657,193.58, plus attorney's fees and costs (the "Court Order").

Whereas, WELLNESS and HHE wish to resolve any and all claims rather than bear the further time and expense of further proceedings in the Litigation; and,

Whereas, each of the Parties has consulted with independent legal counsel of their choosing and determined that it is in their best interests to resolve all claims pending in the Litigation in accordance with the terms and conditions of this Settlement Agreement;

NOW, THEREFORE, in consideration of the mutual covenants contained in this Settlement Agreement, the Parties hereto agree as follows:

1. **Agreed Final Judgment Order**. Contemporaneous with the signing of this Settlement Agreement, the Parties will sign the Agreed Final Judgment Order, attached hereto and made a part hereof, in the amount ***Seven Hundred Twenty-Five Thousand Seven Hundred Ninety-Four and 84/100 Dollars ($725,794.84)***, which includes HHE's $66,820.00 in attorney's fees and $1,780.84 in costs ("Agreed Final Judgment Order"), which will be presented to the Litigation Judge for entry promptly after execution of this Settlement Agreement. HHE agrees to not seek execution and/or enforcement on the Agreed Final Judgment Order or Court Order unless WELLNESS Defaults (as defined herein) and fails to cure said Default as provided herein. WELLNESS further agrees that the Judge shall sign a Memorandum of Judgment for the Court Order and Agreed Final Judgment Order, provided however, that HHE: (a) will hold the Memorandum of the Agreed Final Judgment Order in trust at Pokorny & Marks, LLC (HHE's attorney's office), and (b) will not record said Memorandum of the Agreed Final Judgment Order unless and until WELLNESS' Defaults without cure.

2. **Payment Terms.**

WELLNESS agrees to pay HHE ***Three Hundred Fifty Thousand Dollars*** ***($350,000.00)***, plus interest on the principal amount thereof outstanding from time to time at the rate of 5% per annum (the "Settlement Amount") until the Settlement Amount is paid in full, as set forth in the following installment payment schedule:

(a) An initial installment payment of $125,000.00 shall be paid on or before January 1, 2022.

(b) The remaining balance of $225,000.00 shall be paid over a five-year period commencing on January 1, 2023, as follows

i. On January 1, 2023, Wellness shall pay HHE $15,000.00, plus all accrued interest;
ii. On January 1, 2024, Wellness shall pay HHE $15,000.00, plus all accrued interest;
iii. On January 1, 2025, Wellness shall pay HHE $45,000.00, plus all accrued interest;
iv. On January 1, 2026, Wellness shall pay HHE $75,000.00, plus all accrued interest; and
v. On January 1, 2027, Wellness shall pay HHE $75,000.00, plus all accrued interest.

All payments must be made by Cashier's Check, Certified Check or other immediately payable funds, and must be received in accordance with Section 3 of this Settlement Agreement no later than 5:00p.m., on the payment due date.

3. **Payment Address.** Payments as required pursuant to Section 2 of this Settlement Agreement are to be made payable and delivered to "Hanover Hoffman Estates, LLC" at 1801 N. Mill St., Suite E, Naperville, IL 60563, to the attention of John L. Stoetzel. If payments are to be by wire transfer the wire instructions are attached as Exhibit A to this Settlement Agreement.

4. **Satisfaction of Final Judgment Order.**

(a) After timely receiving all installment payments for the entire Settlement Amount, plus accrued interest, HHE will, within 10-days after receipt of the final installment payment, provide WELLNESS (or its counsel) with a Satisfaction of Judgment for the Court Order and the Agreed Final Judgment Order

5. **Default**. The following shall constitute events of default ("Default"):

(a) HHE fails to timely receive any Payment as set forth in Section 1 of this Settlement Agreement; or

(b) Any payment is dishonored; or

(c) WELLNESS becomes the subject of any regulatory agency or court proceedings relating to bankruptcy or insolvency whether voluntary or involuntary, so long as HHE does not directly cause the filing of any such proceeding.

6. **Cure Period.** Should any Default occur, WELLNESS shall have 30-days to cure the Default after receiving written notice of the Default from HHE. If any WELLNESS default is not timely cured, HHE shall have the immediate right, without further notice to WELLNESS, to file the Memorandum of the Agreed Final Judgment Order and promptly seek collection on the balance due on the Agreed Final Judgment Order (less any payments received), including attorney's fees and costs and pre-judgment interest at the applicable Illinois rate until the full amount of the Agreed Final Judgment Order is paid. WELLNESS further consents to

jurisdiction in Cook County, Illinois for any collection efforts initiated HHE, and hereby waives any and all objections related to proper jurisdiction and/or forum in Cook County, Illinois.

7. **Notice**. All notices or other communications required or permitted hereunder shall be in writing and shall be deemed given or delivered when delivered personally or when sent by registered or certified mail or prepaid overnight courier, addressed as follows:

(a) If to HHE:

Hanover Hoffman Estates, LLC
c/o John C. Stoetzel
1801 N. Mill St. Suite E
Naperville, IL 60563
e-mail: jcs@ips-iip.com

With a copy to: Stephen Pokorny, Esq.
Pokorny & Marks, LLC
6 West Hubbard Street, Suite 200
Chicago, IL 60654
e-mail: spokorny@pokornymarks.com

(b) If to WELLNES:

Calvin R. O'Harrow, President
Thomas E. Scott, Treasurer
145 E. University, Blvd.
Tucson, Arizona 85705

With a copy to: Kevin P. Brown, Esq.
Rieck and Crotty, P.C.
55 West Monroe Street
Suite 3625
Chicago, Illinois 60603
e-mail: kbrown@rieckcrotty.com

8. **Release.**

(a) Provided WELLNESS does not Default, ***upon full payment of the Settlement Amount***, described in Section 1 of this Settlement Agreement, HHE for itself, its agents, representatives, attorneys, successors, assigns, heirs, executors and administrators, agrees to release, remise and forever discharge WELLNESS, its assigns, agents, predecessors, representatives, parent companies, subsidiaries, affiliates, officers, directors, employees, agents, brokers, attorneys, successors, and assigns, and all other entities and persons in privity with them , and each of them individually and collectively (collectively "Releasees"), from any and all liability for any and all claims, injuries, counterclaims, causes of action, demands, losses, expenses and damages related to or regarding the Litigation. Notwithstanding the foregoing, nothing contained herein shall prevent HHE from enforcing any and all terms contained in this Settlement Agreement.

(b) Upon execution of this Settlement Agreement, WELLNESS for itself and its agents, representatives, attorneys, successors, assigns, heirs, executors and administrators, hereby releases, remises and forever discharges HHE, its assigns, agents, predecessors, representatives, parent companies, subsidiaries, affiliates, officers, directors, employees, agents, brokers, attorneys, successors, and assigns, and all other entities and persons in privity with them , and each of them individually and collectively (collectively "Releasees"), from any and all liability for any and all claims, injuries, counter-claims, causes of action, demands, loses, expenses and damages related to or regarding the Litigation. Notwithstanding the foregoing, nothing contained herein shall prevent WELLNESS from enforcing any and all terms contained in this Settlement Agreement.

9. **Recitals**. All recitals, as set forth above, are incorporated into this Settlement Agreement.

10. **Authority.** HHE and WELLNESS hereby represent that the undersigned they have the full power and authority to enter into this Settlement Agreement and carry out all their respective obligations under the Settlement Agreement.

11. **Non-Disparagement**. The Parties will not communicate, engage in, disseminate, post, or publish (collectively, "Communicate"), or cause others to Communicate, verbally, in writing, via audio or video, or any other mode of communication, any information, documents or material, with or to any person or entity, via any means whatsoever, including, without limitation, any electronic medium, email, internet communication, website, blog, and chat room, that contains any false or misleading statements, or that in any way disparages, defames, libels, slanders, or maligns either Party.

12. **Confidentiality**. The Parties will keep this Settlement Agreement confidential in accordance with this provision (hereinafter "Confidentiality Provision"). The Parties will not communicate, share or disclose in any way, directly or indirectly, any contents of this Settlement Agreement or any facts, circumstances, communications, or allegations relating to this Settlement Agreement, including, without limitation, those relating to the Litigation, with any person or entity, apart from HHE's releasees, Wellness employees, agents or representatives, or the Parties' legal or financial advisers, absent a legal or regulatory requirement to disclose same.

13. **Entire Agreement.** This Settlement Agreement embodies the entire understanding of HHE and WELLNESS. All prior representations and agreements, whether oral or in writing, have been merged into and replaced by this Settlement Agreement. Any amendment, alteration or addition to this Settlement Agreement must be made in writing, dated and signed by HHE and WELLNESS. This Settlement Agreement shall be deemed to have been drafted by both HHE and WELLNESS.

14. **Counterparts.** This Settlement Agreement may be executed by each of the Parties in counterparts with the same effect as if the Parties had signed the same copy.

15. **General.** The validity, construction and enforceability of this Settlement Agreement shall be construed under and governed by the substantive and procedural laws of the State of Illinois, without regard to or application of its conflicts-of-laws and choice-of-laws principles.

ACKNOWLEDGED AND AGREED:

HANOVER HOFFMAN ESTATES, LLC,
a Delaware limited liability company,

By:________________________
Mark A. DePrima, Senior Director
The Guardian Life Insurance Company
of America, Sole Member and Manager

WELLNESS CENTER USA, INC.,
a Nevada Corporation,

By: [signature]

Title: CEO Wellness Center USA
10-6-21